UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

EXPERIENCE INVESTMENT CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

30217C109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30217C109

1.	Name of Reporting Person Experience Sponsor LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,875,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,875,000 (1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.

11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 30217C109

1.	Name of Reporting Person Steele ExpCo Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,875,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,875,000 (1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.

11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 30217C109

1.	Name of Reporting Person KSL Capital Partners V GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,875,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,875,000 (1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.

11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 30217C109

1.	Name of Reporting Person Eric Charles Resnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,875,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,875,000 (1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ See footnote (2) below.

11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)

12.	Type of Reporting Person (See Instructions) IN

(1)   See Item 4. These are shares of the Issuer’s Class B common stock, which are automatically convertible into the Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File Nos. 333-233430). Experience Sponsor LLC is the record holder of the shares reported herein. Steele ExpCo Holdings, LLC, a Delaware limited liability company, is the managing member of Experience Sponsor LLC. KSL Capital Partners V GP, LLC, a Delaware limited liability company, is the managing member of Steele ExpCo Holdings, LLC. Eric Charles Resnick is the managing member of KSL Capital Partners V GP, LLC. As such, Steele ExpCo Holdings, LLC, KSL Capital Partners V GP, LLC and Eric Charles Resnick may be deemed to have or share voting and dispositive power of the Class B common stock held directly by Experience Sponsor LLC.

(2)   Excludes 5,000,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)   Based on 27,500,000 Class A common stock and 6,875,000 Class B common stock reported to be issued and outstanding as of November 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019.

Item 1(a).	Name of Issuer Experience Investment Corp. (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices 100 St. Paul Street, Suite 800 Denver, Colorado 80206

Item 2(a).	Names of Persons Filing Experience Sponsor LLC, Steel ExpCo Holdings, LLC, KSL Capital Partners V GP, LLC and Eric Charles Resnick (collectively, the “Reporting Persons”)
Item 2(b).

Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of the Reporting Persons is c/o Experience Investment Corp., 100 St. Paul St., Suite 800, Denver, CO 80206

Item 2(c).

Citizenship

Experience Sponsor LLC is a limited liability company formed in the State of Delaware. Steele ExpCo Holdings, LLC is a limited liability company formed in the State of Delaware. KSL Capital Partners V GP, LLC is a limited liability company formed in the State of Delaware. Eric Charles Resnick is a citizen of the United States.

Item 2(d).

Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.*

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Exchange Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in our initial public offering and related to the closing of the business combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of our initial public offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination).

Item 2(e).	CUSIP Number 30217C109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(b) or the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
(g)	☐	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Persons own an aggregate of 6,875,000 of the Issuer’s Class B common stock, representing 20.0% of the total Class A and Class B common stock issued and outstanding. The shares of Class B common stock are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-233430). The percentage of shares of Class B common stock held by the Reporting Persons is based upon 27,500,000 shares of Class A common stock and 6,875,000 shares of Class B common stock issued and outstanding as of November 13, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019.

Experience Sponsor LLC is the record holder of the shares reported herein. Steele ExpCo Holding, LLC, a Delaware limited liability company, is the managing member of Experience Sponsor LLCs. KSL Capital Partners V GP, LLC, a Delaware limited liability company, is the managing member of Steele ExpCo Holdings, LLC. Eric Charles Resnick is the managing member of KSL Capital Partners V GP, LLC. As such, Steele ExpCo Holdings, LLC, KSL Capital Partners V GP, LLC and Eric Charles Resnick may be deemed to have or share voting and dispositive power of the Class B common stock held directly by Experience Sponsor LLC.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 12, 2020

/s/ Eric Charles Resnick,	02/12/2020
as managing member of KSL Capital Partners V GP, LLC, the managing member of Steele ExpCo Holdings, LLC, the managing member of Experience Sponsor LLC

/s/ Eric Charles Resnick,	02/12/2020
as managing member of KSL Capital Partners V GP, LLC, the managing member of Steele ExpCo Holdings, LLC

/s/ Eric Charles Resnick,	02/12/2020
as managing member of KSL Capital Partners V GP, LLC

/s/ Eric Charles Resnick	02/12/2020
** Signature of Reporting Person	Date

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Experience Investment Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2020.

/s/ Eric Charles Resnick,	02/12/2020
as managing member of KSL Capital Partners V GP, LLC, the managing member of Steele ExpCo Holdings, LLC, the managing member of Experience Sponsor LLC

/s/ Eric Charles Resnick,	02/12/2020
as managing member of KSL Capital Partners V GP, LLC, the managing member of Steele ExpCo Holdings, LLC

/s/ Eric Charles Resnick,	02/12/2020
as managing member of KSL Capital Partners V GP, LLC

/s/ Eric Charles Resnick	02/12/2020
** Signature of Reporting Person	Date